Mail Stop 4561

May 15, 2008

Via U.S. Mail and Fax (214-217-1881)
Mr. Kevin W. McAleer
Chief Financial Officer
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201

      RE: **Penson Worldwide, Inc.**
              Form 10-K for the period ended December 31, 2007
              Filed March 14, 2008
              File No. 1-32878

Dear Mr. McAleer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statement of Cash Flows, page F-7

1. We note that the effect of exchange rates on cash in the cash flow statement equals the foreign currency translation gain that is used to arrive at comprehensive income. Translation adjustments are solely a result of the translation process and have no direct effect on reporting currency cash flows. Please tell us how you have determined that these amounts are equal. See paragraph 111 of SFAS 52 and paragraph 146 of SFAS 95.

Note 4 – Acquisitions

Goldenberg Hehmeyer and Co., page F-14

2. We note that two of your wholly owned subsidiaries entered into an internal reorganization and consolidation of assets on June 30, 2007. We also note that you accounted for this transaction as a business combination and recorded goodwill and intangible assets. Please tell us how you determined to record this transaction as a business combination. This appears to be a transaction between entities under common control and the net assets should have been recognized at their carrying amounts. For reference see paragraph D12 of SFAS 141.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief